Exhibit 1.01

CONFLICT MINERALS REPORT

ARDAGH METAL PACKAGING S.A.

for the reporting year ending December 31, 2023

Introduction

Ardagh Metal Packaging S.A. (together with its consolidated subsidiaries, the “Company,” “we,” “our,” or “us”) has prepared this Form SD to comply with Rule 13p-1 (the “Rule”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2023 to December 31, 2023 (the “Reporting Period”).

The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) registrants whose manufactured products, including products contracted to be made for each registrant, contain “Conflict Minerals” that are necessary to their functionality or production. The Rule defines “Conflict Minerals” as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten that are sourced from the Democratic Republic of the Congo and its adjoining countries including Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”).

Conflict Minerals Disclosure

We are a leading global supplier of sustainable, infinitely recyclable, metal beverage cans to brand owners. As of December 31, 2023, we operated 24 production facilities globally, located in Europe (twelve), North America (nine) and Brazil (three).

In connection with our compliance with the rules of the SEC concerning Conflict Minerals, we have evaluated the products that we manufacture or contract to manufacture to determine whether any such products contain Conflict Minerals that are necessary to the functionality or production of those products.

The majority of our beverage cans are made from aluminum, with a small percentage that are made from steel. Those beverage cans made from steel are made from electrolytic coated tinplate (referred to herein as “tinplate”), which falls within the scope of the Rule. Except as described above, we do not use Conflict Minerals in our manufacturing processes, nor have we identified any other products that are required to be covered in this Form SD. During 2023, we ceased procuring tinplate and ceased production of steel beverage cans.

Reasonable Country of Origin Inquiry and Results

In accordance with the Rule, we have conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the necessary Conflict Minerals in our products originated in any of the Covered Countries, or were from recycled or scrap sources.

We used the Responsible Minerals Initiative’s conflict minerals reporting template to obtain sourcing information from our direct suppliers of tinplate. Our RCOI involved assessing the responses we received from our suppliers and evaluating smelters in accordance with our Conflict Mineral Reporting and Review Procedures.

Based on the responses received from our tinplate suppliers, none of the smelters in our tinplate supply chain source tin from the Covered Countries.

Determination

Based on the RCOI as described above, we have determined that we have no reason to believe that the tinplate used to manufacture beverage cans in the Reporting Period contained Conflict Minerals that may have originated in a Covered Country.

In accordance with the Rule, the Company has filed this Form SD, and such disclosure is also available on our website https://www.ardaghmetalpackaging.com/corporate/investors. The contents of this website are not incorporated by reference into this Form SD.